Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	June 23, 2026

Eldorado Gold Named to Corporate Knights 2026 Best 50 Corporate Citizens in Canada

Underscores Commitment to Sustainability, Governance and Long-Term Value Creation

VANCOUVER, BC – Eldorado Gold Corporation (TSX: ELD, NYSE: EGO) (“Eldorado” or the “Company”) is pleased to announce that it has been named to Corporate Knights’ Best 50 Corporate Citizens in Canada.

The annual ranking by Corporate Knights evaluates leading Canadian companies on a broad range of environmental, social and governance (“ESG”) criteria, recognizing organizations that demonstrate strong performance across sustainability, resource management, corporate governance and social impact.

“We are honored to be recognized as one of Canada’s Best 50 Corporate Citizens,” said George Burns, Chief Executive Officer. “This recognition reflects the consistent efforts of our people across our global operations to operate responsibly, prioritize safety, and deliver long-term value for our stakeholders. At Eldorado, sustainability is embedded across the business from exploration through development and operations guided by a focus on safe, inclusive workplaces, responsible production, environmental stewardship and meaningful engagement with host communities. It underscores our continued commitment to integrating responsible practices into our strategy as we advance a pipeline of long-life assets and deliver disciplined, sustainable growth.”

The Best 50 Corporate Citizens in Canada are each evaluated on a set of up to 25 environmental, social and governance indicators including board diversity, resource efficiency, financial management, sustainable revenue and sustainable investment. For more information about the Best 50 Corporate Citizens in Canada and the full rankings, visit https://corporateknights.com/rankings/best-50-rankings/.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Canada, Greece and Türkiye. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lynette Gould, VP, Investor Relations, Communications & External Affairs

647 271 2827 or 1 888 353 8166

lynette.gould@eldoradogold.com

Media

Chad Pederson, Director, Communications and Public Affairs

236 885 6251 or 1 888 353 8166

chad.pederson@eldoradogold.com

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Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this news release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipate”, “believe”, “budget”, “continue”, “commitment”, “confident”, “deliver”, “estimate”, “expect”, “forecast”, “foresee”, “future”, “goal”, “generate”, “guidance”, “intend”, “opportunity”, “outlook”, “plan”, “project”, “potential”, “prospective”, “scheduled”, “strive”, or “target” or the negatives thereof or variations of such words and phrases or similar words or statements that certain actions, events or results “can”, “could”, “likely”, “may”, “might”, “will”, or “would” be taken, occur or be achieved. Forward-looking statements or information contained in this news release include, but are not limited to, statements or information with respect to: our strategy and commitments related to responsible practices, safety and sustainability; and our expectations to advance a pipeline of long-life assets and deliver disciplined, sustainable growth.

Forward-looking statements and forward-looking information are by their nature based on a number of assumptions that management considers reasonable. However, if such assumptions prove to be inaccurate, then actual results, activities, performance or achievements may be materially different from those described in the forward-looking statements or information. In addition, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this news release. Even though we believe that the assumptions and expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control. Forward-looking statements or information contained in this news release are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements or information. Those risk factors are discussed in the section titled “Risk Factors in Our Business” in the Company’s most recent Annual Information Form and Form 40-F. The reader is directed to carefully review our most recent Annual Information Form, Form 40-F and other regulatory filings filed on SEDAR+ and EDGAR under our Company name for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near and longer-term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.

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